UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
RAND CAPITAL CORPORATION
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
752185108
(CUSIP Number)
February 14, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
( ) Rule 13d-l(b)
(x) Rule 13d-l(c)
( ) Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting Persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section Of the Act but shall be subject to all other provisions of the Act (however, see the Notes) .
1. Names of Reporting Persons:
Utility Service Holding Company, Inc. (USHC)
2. Check the Appropriate Box if a Member of a Group (1)
(A) ( )
(B) ( )
4686682
3. SEC use Only
4. Citizenship or Place of Organization:
Delaware
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5. Sole Voting Power: 742,977 shares
6. Shared Voting Power: 0 shares
7. Sole Dispositive Power: 0 shares
8. Shared Dispositive Power: 742,977 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person
742,977
10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares: ( )
11. Percent of Class Represented by Amount in Row (9)
10.90%
12. Type of Reporting Person
CO
Item 1. (a) Name of Issuer
RAND CAPITAL CORPORATION
Item 1. (b) Address of Issuers Principal Executive Offices
2200 Rand Building
Buffalo, NY 14203
Item 2. (a) Name of Person Filing:
Utility Service Holding Company, Inc.
Item 2(b). Address or Principal Business Office, or, if none, Residence:
P.O. Box 120, Warthen, GA 31094
Item 2(c). Citizenship:
4686682
Delaware, USA
Item 2. (d) Title of Class of Securities:
Item 2.
Common Stock, $0.10 par value
(e) CUSIP No. :
752185108
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or
13d-2(b) or (c), check whether the person filing is a:
Not Applicable
(a) () Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 780);
(b) () Bank as defined in Section 3(a) (6) of the Act
(15 U.S.C. 78c);
(c) () Insurance company as defined in Section 3(a) (19) of the Act
(15 U.S.C. 78c);
(d) () Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) () An investment adviser in accordance with
Section 240 .13d-1 (b) (1) (ii) (E) ;
(f) () An employee benefit plan or endowment fund in accordance with
Section 240 .13d-1 (b) (1) (ii) (F) ;
(g) () A parent holding company or control person in accordance
Section 240 .13d-1 (b) (1) (ii) (8) ;
(h) () A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
Item 4. Ownership.
(a) Amount beneficially owned: 742,977 shares
(b) Percent of class: 10.90%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 742,977 shares
4686682
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of:
o shares
(iv) Shared power to dispose or to direct the disposition of:
742,977 shares
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
( )
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company:
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification pursuant to Rule 13d-l(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
4686682
Date: February 11, 2013
... - ..-.-._-------------------,
Utility Service Holding Company, Inc.
/st2f;{~$/
By: Carl S. Cummings, Sr.
Title: President